Exhibit 99.1

Rail Vision Announces First Quarter 2022 Financial Results

RA’ANANA, Israel, July 06, 2022 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), a development stage technology company seeking to revolutionize railway safety and the data-related market, today reported financial results for the first quarter ended March 31, 2022.

“The first quarter of 2022 was a truly transformational period for Rail Vision that culminated with our Nasdaq IPO, which provided us with critical funding to accelerate the commercial rollout of our game-changing, artificial-intelligence-driven technology for the rail industry,” said Shahar Hania, CEO of Rail Vision. “I am tremendously proud of the work our team has accomplished in strengthening our foundation for future successes. The results from multiple LTPs underway, nearing completion, and even completed, for major potential customers gives us strong confidence in the potential for our technology to ultimately make a significant impact on rail safety globally.”

“As we continue to execute LTPs and begin delivering commercial systems to customers, our team is collecting important data through our cloud infrastructure that empowers further refinement of current systems while uncovering potential new opportunities for growth,” continued Hania. “I am extremely excited for the future and believe Rail Vision is at the forefront of an evolution in train safety.”

First Quarter 2022 & Recent Highlights

●	Delivered a main-line system to Hitachi Rail Australia for long-term pilot (“LTP”) with Rio Tinto Iron Ore (“RTIO”), the world’s second-largest metals and mining company. Rail Vision’s main-line system was installed on RTIO’s autonomous locomotives, and the LTP is underway as scheduled and is expected to continue through the end of July 2022. RTIO is also evaluating further use cases that may expand the LTP and include additional testing programs throughout the second half of 2022.

●	Completed a four-month LTP of Rail Vision’s main-line system with Israel Railways Ltd., the government-owned operator of the national heavy rail system in Israel. Israel Railways is currently evaluating the main-line system for freight locomotives.

●	Completed the data acquisition phase and executed a successful demo of the Company’s advanced automated monitoring system for a US-based railway infrastructure and maintenance company. Negotiations for the next stage of development and delivery of systems is now underway.

●	Rail Vision’s ordinary shares and warrants began trading on the Nasdaq Capital Market on March 31, 2022, under the symbols “RVSN” and “RVSNW,” respectively. On April 4, 2022, the Company closed its IPO, in which the Company issued 3,787,241 units. Each unit included one ordinary share and a warrant to purchase one ordinary share at an exercise price of $4.13. Gross proceeds for the offering were approximately $15.6 million, before deducting underwriting discounts, commissions, and estimated offering expenses. As this offering closed subsequent to quarter end, the proceeds from the offering are not reflected on the Company’s financial statements for the first quarter of 2022.

First Quarter 2022 Financial Results

●	Research and development (“R&D”) expenses, net for the three months ended March 31, 2022 were $1,423,000 compared to $2,094,000 in the three months ended March 31, 2021. The decrease is primarily related to a year-over-year decline in R&D staffing and a decrease in share-based compensation . The Company anticipates R&D expenses will increase in subsequent quarters as staffing levels expand.

●	General and administrative expenses for the three months ended March 31, 2022 were $813,000 compared to $885,000 in the three months ended March 31, 2021. The decrease is primarily attributed to a decrease in share-based compensation offset by an increase in professional services related to the Company being a public company.

●	Net loss for the three months ended March 31, 2022 was $2,346,000, or $0.26 per ordinary share, compared to a net loss of $2,968,000, or $0.32 per ordinary share, in the three months ended March 31, 2021. The decrease in the net loss is attributed mainly to the decrease in R&D and share-based compensation expenses as detailed above.

●	Rail Vision ended the first quarter of 2022 with $2.2 million in cash and cash equivalents.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the progress in the LTP with RTIO, and that the Company continues to execute LTPs and begin delivering commercial systems to customers. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on May 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
RVSN@redchip.com

Rail Vision Ltd.
CONDENSED BALANCE SHEETS
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS

Current assets
Cash and cash equivalents	$2,194	$1,649
Restricted cash	212	200
Trades accounts receivable	131	87
Other current assets	757	472
Total current assets	3,294	2,408

Operating lease - right of use asset	1,379	1,433
Fixed assets, net	531	570
	1,910	2,003

TOTAL ASSETS	5,204	4,411

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payable	121	139
Current operating lease liability	300	299
Convertible debt	1,000	--
Other accounts payable	1,270	1,114
Total current liabilities	2,691	1,552

Non-current operating lease liability	1,089	1,221

TOTAL LIABILITIES	3,780	2,773

Temporary equity
Preferred A shares	11,965	9,965

Shareholders’ equity
Ordinary shares	25	25
Additional paid in capital	36,119	35,987
Accumulated deficit	(46,685)	(44,339)
Total shareholders’ equity (deficit)	(10,541)	(8,327)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,204	4,411

Rail Vision Ltd.
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share data and per share data)

	For the Three-Month Period ended
	March 31
	2022	2021
	(Unaudited)	(Unaudited)

Revenues	$219	--
Cost of revenues	(358)	--

Gross loss	(139)	--

Research and development expenses, net	(1,423)	(2,094)
Administrative and general expenses	(813)	(885)

Operating loss	(2,375)	(2,979)

Financing income, net	29	11

Net loss for the period	(2,346)	(2,968)

Basic and diluted loss per ordinary share	$(0.26)	$(0.32)

Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per ordinary share	9,157,606	9,136,600

Rail Vision Ltd.
CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares		Additional		Total
	Number of shares	USD	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2022	51,282	9,965	9,157,324	25	35,987	(44,339)	(8,327)

Issuance of convertible preferred shares	10,256	2,000	--	--	--	--	--
Issuance of shares as a result of exercise of options	--	--	1,672	(*)	10	--	10
Share-based payment	--	--	--	--	122	--	122
Net loss for the period	--	--	--	--	--	(2,346)	(2,346)
Balance as of March 31, 2022	61,538	11,965	9,158,996	25	36,119	(46,685)	(10,541)

	Convertible Preferred A Shares		Ordinary Shares		Additional		Total
	Number of shares	USD	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2021	51,282	4,965	9,136,600	25	35,001	(34,119)	907

Share-based payment	--	--	--	--	431	--	431
Net loss for the period	--	--	--	--	--	(2,968)	(2,968)

Balance as of March 31, 2021	51,282	4,965	9,136,600	25	35,432	(37,087)	(1,630)

(*)	Represents an amount less than $1.

Rail Vision Ltd.
UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	For the Three-Month Period ended March 31
	2022	2021

Cash flows from operating activities
Net loss for the period	$(2,346)	$(2,968)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	39	32
Share-based compensation	121	431
Change in lease liability	(76)	(46)

Changes in operating assets and liabilities:

Increase in trade accounts receivable and other assets	(329)	(93)
Decrease in trade accounts payable	(18)	--
Increase (decrease) in other accounts payable	156	(82)

Net cash used in operating activities	(2,453)	(2,726)

Cash flows from investing activities
Purchase of fixed assets	--	(48)

Net cash used in investing activities	--	(48)

Cash flows from financing activities:
Issuance of Preferred Shares	2,000	--
Proceeds from SAFE	1,000	--
Proceeds from exercise of options	10	--
Net cash provided by financing activities	3,010	--

Increase (decrease) in cash, cash equivalents and restricted cash	557	(2,774)
Cash, cash equivalents and restricted cash at the beginning of the period	1,849	6,943

Cash, cash equivalents and restricted cash at the end of the period	2,406	4,169